Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-201841

Prospectus Supplement No. 12

to Prospectus dated February 26, 2015

2,500,000 Shares

Common Stock

This Prospectus Supplement No. 12 supplements and amends our prospectus dated February 26, 2015 (the “Prospectus”), relating to the sale, from time to time, of up to 2,500,000 shares of our common stock by Aspire Capital Fund, LLC.

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K/A filed with the Securities and Exchange Commission on July 21, 2015. This prospectus supplement should be read in conjunction with the Prospectus and any amendments or supplements thereto, which are to be delivered with this prospectus supplement, and is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any amendments or supplements thereto.

Our common stock trades on the NASDAQ Capital Market under the ticker symbol “REPH.” On July 20, 2015, the last reported sale price per share of our common stock was $16.10 per share.

Investing in our common stock involves risk. Please read carefully the section entitled “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 12 is July 21, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 OR 15 (d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 10, 2015

Recro Pharma, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	001-36329	26-1523233
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

490 Lapp Road, Malvern, Pennsylvania	19355
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (484) 395-2470

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

On April 16, 2015, Recro Pharma, Inc. (the “Company”) filed a Current Report on Form 8-K (as amended by the Form 8-K/A filed June 2, 2015 and the Form 8-K/A filed on June 26, 2015, the “Original Form 8-K,” and, collectively with this third amendment, the “Form 8-K”) reporting that on April 10, 2015 the Company completed its acquisition from Alkermes plc, a public limited company incorporated in Ireland (“Alkermes”), of worldwide rights to meloxicam IV/IM and a contract manufacturing facility and formulation business (“DARA”), through the acquisition of certain subsidiaries of Alkermes. This Form 8-K/A amends the Original Form 8-K to include (a) the historical unaudited financial statements of DARA as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 and (b) the unaudited pro forma condensed combined financial statements of the Company and DARA for and as of the quarter ended March 31, 2015.

Item 9.01	Financial Statements and Exhibits.

(a)	Financial Statements of Business Acquired

The historical unaudited financial statements of DARA as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 are filed herewith as Exhibit 99.1.

(b)	Pro Forma Financial Information.

The unaudited pro forma condensed combined financial statements of the Company and DARA for and as of the quarter ended March 31, 2015 are filed herewith as Exhibit 99.2.

(d)	Exhibits

Exhibit No.	Document

99.1	Historical unaudited financial statements of DARA as of March 31, 2015 and for the three months ended March 31, 2015 and 2014.

99.2	Unaudited pro forma condensed combined financial statements of the Company and DARA for and as of the quarter ended March 31, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 21, 2015

Recro Pharma, Inc.

By:	/s/ Gerri A. Henwood
	Name:	Gerri A. Henwood
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Document

99.1	Historical unaudited financial statements of DARA as of March 31, 2015 and for the three months ended March 31, 2015 and 2014.

99.2	Unaudited pro forma condensed combined financial statements of the Company and DARA for and as of the quarter ended March 31, 2015.

Exhibit 99.1

DARA

Condensed Combined Financial Statements

At March 31, 2015 and December 31, 2014, and for the Three

Months Ended March 31, 2015 and 2014

(Unaudited)

DARA

Condensed Combined Balance Sheets

March 31, 2015 and December 31, 2014

(Unaudited)

	March 31,	December 31,
	2015	2014
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equvialents	$24,069	$22,064
Accounts receivable	11,680	11,321
Due from related party	186	317
Inventory	10,763	10,950
Prepaid expenses and other current assets	2,406	2,388

Total current assets	49,104	47,040

INTANGIBLE ASSETS — NET	41,868	43,818
PROPERTY, PLANT AND EQUIPMENT — NET	38,275	38,607
GOODWILL	498	498
DEFERRED TAX ASSETS — LONG-TERM	6,203	6,324

TOTAL ASSETS	$135,948	$136,287

LIABILITIES AND PARENT EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	2,560	4,321
Due to related party	—	1,563
Deferred revenue	520	462

Total current liabilities	3,080	6,346

DEFERRED TAX LIABILITIES — LONG-TERM	3,490	3,692
DEFERRED REVENUE — LONG-TERM	9,548	9,252
DUE TO RELATED PARTY — LONG-TERM	1,610	1,296

Total liabilities	17,728	20,586

COMMITMENTS AND CONTINGENCIES (Note 10)

PARENT EQUITY:
Parent investment	118,220	115,701

Total parent equity	118,220	115,701

TOTAL LIABILITIES AND PARENT EQUITY	$135,948	$136,287

The accompanying notes are an integral part of these condensed combined financial statements.

DARA

Condensed Combined Statements of Operations and Comprehensive Income

For the Three Months Ended March 31, 2015 and 2014

(Unaudited)

	Three Months Ended March 31,
	2015	2014
	(In thousands)
REVENUES:
Manufacturing, royalties and profit sharing revenue (includes $200 and $197 from related party in the three months ended March 31, 2015 and 2014, respectively)	$18,416	$16,389
Research and development revenue	950	234

Total revenues	19,366	16,623

EXPENSES:
Cost of goods manufactured (exclusive of amortization of acquired intangible assets shown below)	9,653	8,797
Research and development	891	813
Selling, general and administrative	4,505	1,514
Amortization of acquired intangible assets	1,950	1,233

Total expenses	16,999	12,357

INCOME FROM OPERATIONS	2,367	4,266
OTHER EXPENSE, NET	(1)	—

INCOME BEFORE INCOME TAXES	2,366	4,266
PROVISION FOR INCOME TAXES	570	764

NET INCOME AND COMPREHENSIVE INCOME	$1,796	$3,502

The accompanying notes are an integral part of these condensed combined financial statements.

DARA

Condensed Combined Statements of Cash Flows

For the Three Months Ended March 31, 2015 and 2014

(Unaudited)

	Three Months Ended March 31,
	2015	2014
	(In thousands)
Cash flows from operating activities:
Net income	$1,796	$3,502
Adjustments to reconcile net income to cash flows from operating activities:
Corporate allocations	1,996	1,514
Depreciation and amortization	2,853	2,506
Share-based compensation expense	387	1,310
Deferred income taxes	462	(21)
Excess tax benefit from share-based compensation	(570)	(244)
Changes in assets and liabilities:
Accounts receivable	(359)	(549)
Inventory	187	(2,315)
Prepaid expenses and other assets	(63)	(133)
Accounts payable and accrued expenses	(1,191)	(1,674)
Due to related party, net	(1,118)	(59)
Deferred revenue	(144)	(42)

Cash flows provided by operating activities	4,236	3,795

Cash flows from investing activities:
Additions to property, plant and equipment	(571)	(1,422)
Notes receivable from related party	—	(5)

Cash flows used in investing activities	(571)	(1,427)

Cash flows from financing activities:
Excess tax benefit from share-based compensation	570	244
Net distribution to parent	(2,230)	(7,417)

Cash flows used in financing activities	(1,660)	(7,173)

Net increase (decrease) in cash and cash equivalents	2,005	(4,805)
Cash and cash equivalents, beginning of period	22,064	12,766

Cash and cash equivalents, end of period	$24,069	$7,961

The accompanying notes are an integral part of these condensed combined financial statements.

DARA

Notes to the Condensed Combined Financial Statements – (Unaudited)

1.	Description of Business

Alkermes plc (“Alkermes” or the “Parent”) is a fully integrated, global biopharmaceutical company that applies its scientific expertise and proprietary technologies to develop innovative medicines that improve patient outcomes. Headquartered in Dublin, Ireland, Alkermes has a research and development (“R&D”) center in Waltham, Massachusetts; R&D and manufacturing facilities in Athlone, Ireland; and manufacturing facilities in Gainesville, Georgia and Wilmington, Ohio.

DARA (the “Company”) is comprised of certain components of Alkermes. These components include the manufacturing facility in Gainesville, Georgia and certain intellectual property in Ireland. The Company develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary delivery technologies in collaboration with pharmaceutical companies.

The condensed combined financial statements have been prepared solely for purposes of Alkermes’ sale of the Company to demonstrate the historical results of operations, financial position and cash flows of the Company for the indicated periods under Alkermes management.

2.	Significant Accounting Policies

Basis of Presentation

DARA has historically operated as part of Alkermes and not as a separate stand-alone entity. These condensed combined financial statements have been prepared on a “carve-out” basis from the consolidated financial statements of Alkermes to represent the financial position, results of operations and cash flows of DARA as if DARA had existed on a stand-alone basis during the three months ended March 31, 2015 and 2014, respectively, for statement of operations and cash flow statement amounts and as of March 31, 2015 and December 31, 2014, respectively, for balance sheet amounts; and as if the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 810, “Consolidation,” had been applied throughout. The accompanying condensed combined financial statements only include assets and liabilities that are specifically identifiable with DARA and include all revenue and expense directly attributable to the Company. In addition, certain selling, general and administrative expenses that are maintained at the corporate level, which consist primarily of salaries and other employee costs, legal and professional fees and insurance costs, were allocated to DARA based on methodologies, including cost drivers, headcount and revenues, that Alkermes management believes to be a reasonable reflection of the utilization of services provided or benefit received by the Company. The condensed combined financial statements do not purport to represent what the results of operations would have been, had the entire DARA business and activities of DARA operated independently from Alkermes for each of the periods being reported on, or for future periods. Had DARA operated as an independent stand-alone entity, its results could have differed significantly from those presented in the condensed combined financial statements.

The condensed combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S.”) (“GAAP”), by aggregating financial information from the consolidation reporting packages of relevant subsidiaries of Alkermes focused entirely on DARA activities. Where legal entities have historically had both DARA and non-DARA activities, the statement of operations, asset and liability balances pertaining to DARA activities have been identified and included within the condensed combined financial statements. Intra-group transactions and balances between the DARA entities have been eliminated.

These financial statements should be read in conjunction with the audited combined financial statements and the accompanying notes for the years ended December 31, 2014. The accompanying condensed combined financial statements for the three months ended March 31, 2015 and 2014 are unaudited and have been prepared on a basis substantially consistent with the audited combined financial statements for the year ended December 31, 2014. The year-end condensed consolidated balance sheet data, which is presented for comparative purposes, was derived from audited financial statements, but does not include all disclosures required by GAAP. In the opinion of management, the condensed consolidated financial statements include all adjustments, which are of a normal recurring nature, that are necessary to state fairly the results of operations for the reported periods. The accounting policies described in the “Notes to Combined Financial Statements” in our audited combined financial statements are updated, as necessary, in these condensed combined financial statements.

DARA

Notes to the Condensed Combined Financial Statements – (Unaudited) (Continued)

DARA has certain of its own management and administrative functions. However, Alkermes provides certain central services including, but not limited to:

•	Employee benefits administration, including equity award services;

•	Cash and treasury management; and

•	Accounting, information technology, taxation, legal, corporate strategy, investor relations, corporate governance and other professional services.

Central services costs amounted to $2.0 million and $1.5 million for the three months ended March 31, 2015 and 2014, respectively, and were recorded within selling, general and administrative expenses in the accompanying condensed combined statements of operations and comprehensive income. These costs have been allocated to DARA based on reasonable methodologies for the purposes of preparing the condensed combined financial statements. The reasonable methodologies for determining the usage of central service resources by DARA has been determined by estimating DARA’s portion of the most appropriate cost driver of each category of central service costs including relative spend, revenue generated and headcount. Management considers that such allocations have been made on a reasonable basis, but may not necessarily be indicative of the costs that would have been incurred if DARA had been operated on a stand-alone basis. All such amounts have been deemed to have been contributed to the Company in the period in which the costs were recorded.

Certain DARA employees participate in the equity award plans of Alkermes. The share-based compensation expense recognized in these condensed combined financial statements is based on the expense attributable to DARA employees participating in the Alkermes equity award plans.

The Parent investment balance in the condensed combined financial statements of DARA constitutes Alkermes’ investment in DARA and represents the excess of total assets over total liabilities, including the netting of intercompany funding balances between DARA and Alkermes. The Parent’s investment in the Company includes amounts due to and from the Parent, including net transfers of intercompany funding, corporate allocations for central services costs and contributions in the form of share-based compensation to DARA employees.

The tax amounts in the condensed combined financial statements have been calculated as if the business were a separate taxable entity and consistent with the asset and liability method prescribed in ASC 740 “Income Taxes”, (“ASC 740”). Current tax liabilities and receivables (other than amounts actually paid by or refunded to DARA) are included in the calculation of the net funding transfer to Alkermes that is recorded in Parent equity.

Use of Estimates

The preparation of the condensed combined financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and judgments and methodologies, including those related to revenue recognition and related allowances, its collaborative relationships, the valuation of inventory, impairment and amortization of intangibles and long-lived assets, share-based compensation, income taxes including the valuation allowance for deferred tax assets and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard-setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In June 2014, the FASB issued guidance that clarifies the accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. Existing GAAP does not contain explicit guidance on how to account for these share-based payments. The new guidance requires that a performance target that

DARA

Notes to the Condensed Combined Financial Statements – (Unaudited) (Continued)

affects vesting and that could be achieved after the requisite service period be treated as a performance condition. Entities have the option of prospectively applying the guidance to awards granted or modified after the effective date or retrospectively applying the guidance to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements. The guidance becomes effective for the Company in its year ending December 31, 2016, and early adoption is permitted. The Company is currently assessing the impact that this standard will have on its consolidated financial statements.

In May 2014, the FASB issued guidance that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The guidance is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. The guidance becomes effective for the Company in its year ending December 31, 2018, and early adoption is permitted. The Company is currently assessing the impact that this standard will have on its consolidated financial statements.

3.	Accounts Receivable

Accounts receivable consist of the following:

(In thousands)	March 31, 2015	December 31, 2014
Accounts receivable	$7,066	$4,051
Unbilled receivable	4,614	7,270

Total accounts receivable	$11,680	$11,321

4.	Inventory

Inventory consists of the following:

(In thousands)	March 31, 2015	December 31, 2014
Raw materials	$3,205	$3,339
Work in process	3,817	5,027
Finished goods	3,741	2,584

Total inventory	$10,763	$10,950

DARA

Notes to the Condensed Combined Financial Statements – (Unaudited) (Continued)

5.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	March 31,	December 31,
(In thousands)	2015	2014
Land	$2,298	$2,298
Building and improvements	16,565	16,565
Furniture, fixture and equipment	36,814	36,406
Construction in progress	956	793

Subtotal	56,633	56,062
Less: accumulated depreciation	(18,358)	(17,455)

Total property, plant and equipment	$38,275	$38,607

Depreciation expense was $0.9 million and $1.3 million for the three months ended March 31, 2015 and 2014, respectively.

6.	Goodwill and Intangible Assets

Goodwill and intangible assets consists of the following:

	Indefinite-lived Intangible Assets	Finite-lived Intangible Assets
(In thousands)	Goodwill	Collaboration Agreements	Technology	Total
Cost:
Balance, December 31, 2014	$498	$34,110	$23,740	$57,850

Balance, March 31, 2015	$498	$34,110	$23,740	$57,850

Accumulated amortization:
Balance, December 31, 2014	$—	$5,813	$8,219	$14,032
Amortization expense	—	1,290	660	1,950

Balance, March 31, 2015	$—	$7,103	$8,879	$15,982

Net Book Amount:
Balance, December 31, 2014	$498	$28,297	$15,521	$43,818

Balance, March 31, 2015	$498	$27,007	$14,861	$41,868

The Company’s finite-lived intangible assets consist of collaborative agreements and OCR technologies acquired as part Alkermes’ acquisition of EDT. Amortization of intangible assets included within the condensed combined balance sheet at March 31, 2015 is expected to be approximately $8.0 million, $8.0 million, $8.0 million, $8.0 million and $6.0 million in the years ending December 31, 2015 through 2019, respectively. Although the Company believes such available information and assumptions are reasonable, given the inherent risks and uncertainties underlying its expectations regarding such future revenues, there is the potential for the Company’s actual results to vary significantly from such expectations. If revenues are projected to change, the related amortization of the intangible assets may change.

DARA

Notes to the Condensed Combined Financial Statements – (Unaudited) (Continued)

7.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	March 31,	December 31,
(In thousands)	2015	2014
Accounts payable	$781	$1,065
Accrued compensation	1,211	2,329
Accrued other	568	927

Total accounts payable and accrued expenses	$2,560	$4,321

8.	Share-Based Compensation

The following table presents share-based compensation expense included in the Company’s condensed combined statements of operations and comprehensive income:

	Three Months Ended March 31,
(In thousands)	2015	2014
Cost of goods manufactured	$354	$1,196
Research and development	33	114

Total share-based compensation expense	$387	$1,310

9.	Income Taxes

The Company’s provision for income taxes $0.6 million and $0.8 million in the three months ended March 31, 2015 and 2014 consists of U.S. federal and state taxes on income earned in the U.S. and Irish taxes on income earned in Ireland.

10.	Commitments and Contingencies

Litigation

From time to time, the Company may be subject to other legal proceedings and claims in the ordinary course of business. For example, the Company is currently involved in Paragraph IV litigations in the U.S. and other proceedings outside of the U.S. involving its patents in respect of ZOHYRDO ER. The Company is not aware of any such proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, cash flows and results of operations.

11.	Related Parties

All intra-group transactions within DARA have been eliminated in the condensed combined financial statements and are not disclosed.

Amounts due from related party of $0.2 and $0.3 million, recorded within current assets at March 31, 2015 and December 31, 2014, respectively, represents amounts due to DARA from another subsidiary of Alkermes for certain manufacturing services performed.

Amounts due to related parties of $1.6 million, recorded within current liabilities at December 31, 2014, primarily represent amounts between DARA and Alkermes Pharma Ireland Limited and Alkermes, Inc., for general and administrative services received.

DARA

Notes to the Condensed Combined Financial Statements – (Unaudited) (Continued)

Amounts due to related party — long-term of $1.6 million and $1.3 million, recorded within long-term liabilities at March 31, 2015 and December 31, 2014, respectively, represent a liability for fees received by DARA for R&D services performed on projects for which Alkermes can obtain the results of the R&D, in accordance with ASC 730, Research and Development.

Manufacturing revenue from related parties of $0.2 million in the three months ended March 31, 2015 and 2014, respectively, consists primarily of packaging services performed by DARA on behalf of other subsidiaries of Alkermes.

12.	Subsequent Events

On March 7, 2015, Alkermes plc entered into a definitive agreement to sell DARA to Recro Pharma, Inc. (“Recro”) and Recro Pharma LLC (together with Recro, the “Purchasers”). The sale was completed on April 10, 2015 at which time the Purchasers paid Alkermes plc $50.0 million and issued warrants to purchase an aggregate of 350,000 shares of Recro common stock. Alkermes plc is also eligible to receive low double digit royalties on net sales of IV/IM and parenteral forms of Meloxicam and up to $120.0 million in milestone payments upon the achievement of certain regulatory and sales milestones related to IV/IM and parenteral forms of Meloxicam.

Exhibit 99.2

Recro Pharma, Inc.

Unaudited Pro Forma Combined

Balance Sheet and Statement of Operations

The unaudited pro forma combined statement of operations for the quarter ended March 31, 2015 has been prepared by Recro Pharma, Inc. (“Recro” or the “Company”) and gives effect to the acquisition of Alkermes Gainesville LLC (“Gainesville”) and the worldwide rights to IV/IM meloxicam (“meloxicam”) by Recro, including the credit agreement entered into by Recro to finance the acquisition, as if such transactions had occurred on January 1, 2015. The unaudited pro forma combined balance sheet as of March 31, 2015 assumes the transaction had occurred on March 31, 2015.

The historical combined financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the aforementioned transactions, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results. The unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma combined financial statements. In addition, the unaudited pro forma combined balance sheet and statement of operations were based on and should be read in conjunction with:

•	the unaudited financial statements of Recro as of and for the quarter ended March 31, 2015 and the related notes, included in Recro’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015; and

•	the condensed unaudited combined financial statements of Dara which includes Alkermes Gainesville LLC and DARAVITA Limited as of and for the quarter ended March 31, 2015 and the related notes, incorporated herein by reference to Recro’s Current Report on Form 8-K/A, filed on July 21, 2015.

The unaudited pro forma combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined Company’s financial position or results of operations actually would have been had the acquisition of Gainesville or the related financing transactions been completed as of the date indicated. In addition, the unaudited pro forma combined financial statements do not purport to project the future financial position or operating results of the combined Company. There were no material transactions between Recro and Gainesville during the periods presented in the unaudited pro forma combined financial statements that would need to be eliminated.

The unaudited pro forma combined balance sheet and statement of operations have been prepared using the acquisition method of accounting under United States generally accepted accounting principles (“U.S. GAAP”). The accounting for the acquisition of Gainesville and meloxicam is based upon certain valuations that are preliminary and are subject to change. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing these unaudited pro forma combined financial statements. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could be material. The differences, if any, could have a material impact on the accompanying unaudited pro forma combined balance sheet and statement of operations and Recro’s future results of operations and financial position.

In addition, the unaudited pro forma combined statement of operations does not reflect any cost savings, operating synergies or revenue enhancements that the combined Company may achieve as a result of the acquisition of Gainesville and meloxicam, the costs to integrate the operations of Recro and Gainesville or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

Recro Pharma, Inc.

Unaudited Pro Forma Combined

Balance Sheet

March 31, 2015

(amounts in thousands, except share and per share data)

	Recro Pharma, Inc. Historical	DARA Historical	Pro Forma Adjustments		Pro Forma Combined
Assets
Current Assets
Cash and cash equivalents	$16,591	$24,069	$(26,759	)(a)(c)	$13,901
Accounts receivable	—	11,680	839	(a)	12,519
Other receivables	80	—	—		80
Due from related party	—	186	(186	)(a)	—
Inventory	—	10,763	(808	)(a)	9,955
Prepaid expenses and other current assets	82	2,406	(2,026	)(a)	462
Deferred equity costs	514	—	—		514

Total current assets	17,267	49,104	(28,940)		37,431

Property, plant and equipment, net	—	38,275	1,149	(a)	39,424
Intangible assets, net	—	41,868	32	(a)	41,900
Goodwill	—	498	6,248	(a)	6,746
Deferred tax assets	—	6,203	(6,203	)(a)	—
Deferred financing costs	625	—	3,960	(g)	4,585

Total assets	$17,892	$135,948	$(23,754)		$130,086

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued expenses	$2,582	$2,560	$(297	)(a)(g)	$4,845
Warrants	—	—	5,331	(a)(b)	5,331
Deferred revenue	—	520	(520	)(a)	—

Total current liabilities	2,582	3,080	4,514		10,176

Long term liabilities
Loan payable	—	—	50,000	(b)	50,000
Contingent consideration	—	—	54,600	(a)	54,600
Deferred revenue	—	9,548	(9,548	)(a)	—
Deferred tax liability	—	3,490	(3,490	)(a)	—
Due to related party	—	1,610	(1,610	)(a)	—

Total long term liabilities	—	14,648	89,952		104,600

Total liabilities	2,582	17,728	94,466		114,776

Shareholders’ Equity
Preferred stock, $0.01 par value. Authorized, 10,000,000 shares; none issued and outstanding	—	—	—		—
Common stock, $0.01 par value, Authorized, 50,000,000 shares; issued and outstanding, 7,804,063	78	—	—		78
Additional paid-in capital	53,464	—	—		53,464
Accumulated deficit	(38,232)	—	—		(38,232)
Parent investment	—	118,220	(118,220	)(a)	—

Total shareholders’ equity	15,310	118,220	(118,220)		15,310

Total liabilities and shareholders’ equity	$17,892	$135,948	$(23,754)		$130,086

See accompanying notes to the unaudited financial statements

Recro Pharma, Inc.

Unaudited Pro Forma Combined

Statement of Operations

For the quarter ended March 31, 2015

(amounts in thousands, except share and per share data)

	Recro Pharma, Inc. Historical	DARA Historical	Pro Forma Adjustments		Pro Forma Combined
Revenues
Manufacturing, royalty and profit sharing revenue	$—	$18,416	$—		$18,416
Research and development revenue	—	950	—		950

Total revenues	—	19,366	—		19,366
Cost of goods manufactured	—	9,653	63	(e)	9,716

Gross profit	—	9,713	(63)		9,650
Operating expenses
Research and development	1,754	891	6	(e)	2,651
Selling, general and administrative	2,386	4,505	(2,576	)(f)	4,315
Amortization of acquired intangible assets	—	1,950	(1,304	)(d)	646

Total operating expenses	4,140	7,346	(3,874)		7,612

Income (loss) from operations	(4,140)	2,367	3,811		2,038

Other income (expense):
Interest income	4	—	—		4
Interest expense	—	(1)	(2,104	)(g)	(2,105)

	4	(1)	(2,104)		(2,101)

Income (loss) before income taxes	(4,136)	2,366	1,707		(63)
Provision for income taxes	—	570	(570	)(h)	—

Net income (loss)	$(4,136)	$1,796	$2,277		$(63)

Basic and diluted net loss per common share	$(0.53)				$(0.01)

Weighted average basis and dilute common shares outstanding	7,768,693				7,768,693

See accompanying notes to the unaudited financial statements

Recro Pharma, Inc.

Notes to Unaudited Pro Forma Combined

Financial Statements

1.	Description of Transaction

On April 10, 2015, the Company completed its previously announced acquisition of certain assets from Alkermes plc, or Alkermes. Under the agreement, the Company paid Alkermes $50.0 million at closing, and acquired the worldwide rights to IV/IM meloxicam, a proprietary, Phase III-ready, long-acting preferential COX-2 inhibitor for treatment of moderate to severe acute pain and ownership of a good manufacturing practices manufacturing facility and related business, Alkermes Gainesville LLC, located in Gainesville, Georgia (the “Transaction”). Upon closing the Transaction, Alkermes Gainesville LLC changed its name to Recro Gainesville LLC, or Recro Gainesville. Alkermes is also entitled to receive up to an additional $120.0 million in milestone payments upon the achievement of certain regulatory and net sales milestones and royalties related to IV/IM meloxicam and was issued a seven-year warrant to purchase an aggregate of 350,000 shares of the Company’s common stock with an exercise price of $19.46 per share. The Company financed the transaction via a $50.0 million five-year senior secured term loan with OrbiMed Royalty Opportunities II, LP, or OrbiMed. The Company issued OrbiMed a seven-year warrant to purchase an aggregate of 294,928 shares of the Company’s common stock with an exercise price of $3.28 per share, subject to certain adjustments.

2.	Basis of Presentation

The unaudited pro forma combined financial statements were prepared using the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with Recro being the legal and accounting acquirer, and uses the fair value concepts defined in ASC Topic 820, Fair Value Measurement, and was based on the historical financial statements of the Company and Alkermes Gainesville LLC. Under the acquisition method, the assets acquired and liabilities assumed are measured on the basis of the fair values exchanged and combined with those of Recro. The consolidated financial statements and reported results of operations of Recro issued after completion of the Transaction will reflect these values, but will not be retroactively restated to reflect the historical financial position or results of operations of Recro Gainesville.

Under ASC 805, acquisition-related transaction costs (i.e., advisory, legal, valuation, other professional fees) and certain acquisition-related restructuring charges are not included as a component of consideration transferred but are accounted for as expenses in the period in which the costs are incurred.

In addition, the unaudited pro forma combined statement of operations does not reflect any cost savings, operating synergies or revenue enhancements that the combined Company may achieve as a result of the acquisition, or cost to integrate the operations or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

3.	Accounting Policies

The Company is in the process of performing a review of Recro Gainesville accounting policies and to date, no material differences have been identified. The Company will complete this review in the post-combination period and as a result of the review, Recro may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements.

Recro Pharma, Inc.

Notes to Unaudited Pro Forma Combined

Financial Statements

4.	Fair Value of Consideration Transferred in Connection with the Transaction

The following is a preliminary estimate of the purchase price for the Transaction:

Estimated Fair Value
($ in thousands)
Purchase price agreement	$50,000
Fair value of warrants	2,470
Fair value of contingent consideration	54,600
Working capital adjustment (a)	4,010

$111,080

(a)	Pursuant to the Transaction, this is an adjustment to increase the consideration by the difference between the target working capital and the estimated closing date working capital.

5.	Assets Acquired and Liabilities Assumed in Connection with the Transaction

On the acquisition date of April 10, 2015, the following is a preliminary estimate of the assets acquired and the liabilities assumed by Recro in connection with the Transaction, reconciled to the estimated purchase price:

Amount
($ in thousands)
Accounts receivable	$12,519
Inventory	9,955
Prepaid expenses	380
Property, plant and equipment	39,424
Intangible assets	41,900
Goodwill	6,746

Total assets acquired	110,924

Current liabilities	1,164
Warrants	2,470
Contingent consideration	54,600

Total liabilities assumed	58,234

Cash paid, net of $1,320 of cash acquired	$52,690

(a) The fair value of the property, plant and equipment and their weighted-average useful lives are as follows:

($ in thousands)	Estimated Fair Value	Estimated Useful Life
Buildings and improvements	$16,371	35 years
Land	3,263	N/A
Furniture, office & computer equipment	2,510	4-5 years
Vehicles	30	2 years
Manufacturing equipment	17,250	6-7 years

	$39,424

The estimated fair value of property, plant and equipment was determined using the cost and sales approaches.

Recro Pharma, Inc.

Notes to Unaudited Pro Forma Combined

Financial Statements

(b) The fair value of the identifiable intangible assets and their weighted-average useful lives are as follows:

($ in thousands)	Estimated Fair Value	Weighted Average Estimated Useful Life
Royalties and contract manufacturing relationships	15,500	6
In-process research and development	26,400	N/A

Total intangible assets	41,900

The in-process research and development asset and customer relationships were valued using the multi-period excess earnings method, which is an income approach in which excess earnings are the earnings remaining after deducting the market rates of return on the estimated values of contributory assets, including debt-free net working capital, tangible and intangible assets. The excess earnings are thereby calculated for each quarter of a multiquarter projection period discounted to a present value utilizing an appropriate discount rate for the subject asset.

6.	Pro Forma Adjustments in Connection with the Transaction

The following summarizes the pro forma adjustments in connection with the Transaction to give effect to the acquisition as if it had occurred on March 31, 2015 for the pro forma combined balance sheet and January 1, 2015 for the pro forma statement of operations:

(a) Represents the changes to Dara’s historical balance sheet to reflect the exclusion of assets not acquired and liabilities not assumed in accordance with the terms of the Transaction or fair value adjustments under the acquisition method of accounting:

($ in thousands)	DARA Historical	Assets and Liabilities Transferred	Pro Forma Adjustments
Cash and cash equivalents	$24,069	$1,320	$(22,749)
Accounts receivable	11,680	12,519	839
Due from related party	186	—	(186)
Inventory	10,763	9,955	(808)
Prepaid expenses and other current assets	2,406	380	(2,026)
Property, plant and equipment, net	38,275	39,424	1,149
Intangible assets, net	41,868	41,900	32
Goodwill	498	6,746	6,248
Deferred tax assets	6,203	—	(6,203)
Accounts payable and accrued expenses	2,560	1,164	(1,396)
Warrants	—	2,470	2,470
Deferred revenue	520	—	(520)
Contingent consideration (1)	—	54,600	54,600
Deferred revenue-long term	9,548	—	(9,548)
Deferred tax liability-long term	3,490	—	(3,490)
Due to related party-long term	1,610	—	(1,610)
Parent investments	118,220	—	(118,220)

(1)	Adjustment to record estimated fair value. The fair value of the contingent consideration was estimated based on the expected achievement date of each milestone and the expected probability of achievement. The probability weighted payments were then discounted back to a present value.

(b) Represents the credit agreement with Orbimed of $50.0 million and issued warrants. The fair value of the warrants issued of $2,860,802 was estimated using the Black Scholes option pricing model.

(c) Working capital adjustment resulted in a payment to Alkermes of $4,010,000.

Recro Pharma, Inc.

Notes to Unaudited Pro Forma Combined

Financial Statements

(d) Represents the decreased amortization based on the fair value of identified intangible assets acquired with definite lives for the quarter ended March 31, 2015. The decrease in amortization expense for intangible assets is calculated using the straight line method over the estimated remaining useful lives of the assets less historical Recro Gainesville amortization expense.

($ in thousands)	Quarter Ended March 31, 2015
Eliminate Recro Gainesville historical intangible amortization expense	$(1,950)
Estimated amortization expenses of acquired finite-lived intangibles	646

Total	$(1,304)

(e) Represents the increase depreciation based on the fair value of property, plant and equipment for the quarter ended March 31, 2015. The increase in depreciation expense for property, plant and equipment is calculated using the straight line method over the estimated remaining useful lives of the assets less the historical of Recro Gainesville depreciation expense.

($ in thousands)	Quarter Ended March 31, 2015
Eliminate Recro Gainesville historical depreciation expense
Cost of revenues	$(860)
Research and development	(43)
Depreciation expense of acquired property, plant and equipment
Cost of revenues	923
Research and development	49
Net adjustment for pro forma depreciation expense:
Cost of revenues	63

Research and development	6

Total	$69

(f) Represents the reversal of non-recurring charges of $2,510,000 and retention costs of $65,804 from general and administrative expenses for the quarter ended March 31, 2015. The non-recurring charges consist primarily of legal, accounting and other valuation and advisory fees related to the acquisition. The retention costs were due to the change in control.

(g) Represents the increased interest expense of $1,875,000 for the quarter ended March 31, 2015, respectively, associated with the senior secured term loan, with interest expense based on the current committed rate of LIBOR plus 14.0% with a 1.0% LIBOR floor. A fluctuation in LIBOR of 0.25% would result in a charge of $31,250 of interest expense. Deferred financing costs of $3,960,303 consist of the fair value of the OrbiMed warrants of $2,860,802 and $1,099,501 of direct financing costs recorded as accrued expenses. These costs are being amortized to interest expense over the 5 quarter term of the loan. The amortization of deferred financing costs is $229,261 for the quarter ended March 31, 2015.

(h) Represents the elimination of Recro Gainesville historical tax provision as Recro is in a net operating loss position with a full valuation allowance.

7.	Loss per Share

The unaudited pro forma combined basic and diluted loss per share calculations are based on Recro’s consolidated basic and diluted weighted average number of shares.